MAXIM GROUP LLC

300 Park Avenue, 16th Floor
New York, New York 10022

August 29, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Aethlon Medical, Inc. Registration Statement on Form S-1, as amended
File No. 333-289745

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:01 p.m., Eastern time, on Tuesday, September 2, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 29, 2025 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. If you require any additional information with respect to this letter, please contact M. Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours, MAXIM GROUP LLC By: /s/ Ritesh M. Veera Ritesh M. Veera Co-Head of Investment Banking

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP